Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated December 11, 2007
Relating to Preliminary Prospectus Dated November 13, 2007
Registration Statement No. 333-145124

        On December 6, 2007, BG Medicine, Inc. filed Amendment No. 5 to its Registration Statement on Form S-1 (File No. 333-145124) to revise the range of the anticipated initial offering price, and to update certain other disclosures that had been provided in its preliminary prospectus dated November 13, 2007, and on December 11, 2007, BG Medicine, Inc. filed Amendment No. 6 to its Registration Statement on Form S-1 (File No. 333-145124) to disclose indications of interest by certain of its existing stockholders and directors to participate in this offering. The term "Preliminary Prospectus" refers to the revised preliminary prospectus dated December 11, 2007 included in Amendment No. 6 to the Registration Statement, a copy of which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1407038/000104746907009946/a2179931zs-1a.htm. The following information highlights and summarizes the updated information contained in the Preliminary Prospectus:

Common stock offered by us:	4,500,000 shares (excluding the underwriters' option to purchase up to 675,000 additional shares to cover over-allotments).
Common stock to be outstanding after this offering:	19,045,233 shares.
Anticipated range of the initial public offering price per share:	$8.00 and $10.00.
Net proceeds to BG Medicine:
We estimate that our net proceeds from the sale of 4,500,000 shares of our common stock in this offering will be approximately $35.1 million, or approximately $40.7 million if the underwriters exercise their overallotment option in full, assuming an initial public offering price of $9.00 per share, the midpoint of the range on the cover page of the Preliminary Prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Use of proceeds:
We currently expect to use the net proceeds that we will receive from the offering, based on an assumed initial public offering price of $9.00 per share, the midpoint of the price range on the cover page of the Preliminary Prospectus, as follows:
• approximately $5.0 million to fund assay and clinical development, regulatory submission and potential launch activities for our galectin-3 molecular diagnostic product candidate;
• approximately $5.0 million for the biomarker discovery, development, and potential regulatory submission for one additional molecular diagnostic product candidate in 2009;

•
approximately $6.0 million for establishing the infrastructure necessary to support the potential launch and commercialization of our molecular diagnostic product candidates and expanding and enhancing our discovery laboratory infrastructure;
	•	approximately $6.0 million for establishing a marketing and distribution effort for our molecular diagnostic product candidates;
	•	approximately $2.0 million to repay our senior secured bridge loan with Silicon Valley Bank; and
	•	the remainder for other general corporate purposes, including capital expenditures, repayment of debt and working capital.

We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
Pro forma as adjusted balance sheet data:
Based on an assumed initial public offering price of $9.00 per share, as of September 30, 2007, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $35.7 million, total current assets would have been approximately $41.4 million, total assets would have been approximately $45.2 million, stockholders' equity would have been approximately $32.2 million and total liabilities, redeemable convertible preferred stock and stockholders' equity would have been approximately $45.2 million.
Pro forma as adjusted capitalization:
Based on an assumed initial public offering price of $9.00 per share, as of September 30, 2007, on a pro forma as adjusted basis, unrestricted cash and cash equivalents would have been approximately $35.7 million, additional paid-in capital would have been approximately $74.1 million, total redeemable convertible preferred stock and stockholders' equity would have been approximately $32.2 million and total liabilities, redeemable convertible preferred stock and stockholders' equity would have been approximately $45.2 million.
Dilution:
Based on an assumed initial public offering price of $9.00 per share, adjusted pro forma net tangible book value as of September 30, 2007 would have been approximately $32.2 million, or approximately $1.69 per share. This amount represents an immediate increase in the pro forma net tangible book value of $1.89 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $7.31 per share to new investors purchasing shares in this offering. Investors purchasing shares of common stock in this offering will have purchased approximately 23.6% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 43.4% of the total consideration paid for our common stock.

Indications of interest from certain existing stockholders and directors:
Certain of our existing stockholders and directors, consisting of entities affiliated with Flagship Ventures, or Flagship, with which our director Noubar Afeyan, is affiliated, Gilde Europe Food & Agribusiness Fund B.V., or Gilde, with which our director Pieter van der Meer is affiliated, and Stelios Papadopoulos, have indicated an interest in purchasing shares of our common stock in this offering at the initial public offering price in an amount of up to an aggregate of $8.0 million. Based on an assumed initial public offering price of $9.00 per share, the mid-point of the price range on the cover page of this prospectus, this would consist of an aggregate of up to 888,888 shares of the 4,500,000 shares being offered (excluding the shares covered by the underwriters' overallotment option). Of the aggregate of $8.0 million, Flagship has indicated an interest to purchase up to $5.0 million, Gilde has indicated an interest to purchase up to $2.0 million and Dr. Papadopoulos has indicated an interest to purchase up to $1.0 million.

Assuming such purchases at an assumed initial public offering price of $9.00 per share and based on 19,045,233 shares of common stock outstanding after this offering, Flagship would beneficially own 47.0%, Gilde would beneficially own 14.4%, and Dr. Papadopoulos would beneficially own 6.9%, of our common stock outstanding after this offering, and our executive officers and directors as a group would beneficially own 66.1% of our outstanding common stock after this offering. If the actual initial public offering price is less than $9.00 per share, the preceding beneficial ownership percentages will be higher.

The purchase of shares in this offering by these existing stockholders and directors would reduce the public float and may adversely affect the liquidity of the trading market for our common stock from what it otherwise would be if these shares are purchased by unaffiliated investors.
Because these indications of interest are not binding agreements or commitments to purchase, these existing stockholders and directors may elect not to purchase any shares in this offering.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Cowen and Company, LLC, c/o Prospectus Department, Broadbridge Financial Services, phone number 631-274-2806.